SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

BOOKS-A-MILLION, INC.

(NAME OF THE ISSUER)

Books-A-Million, Inc.

Anderson BAMM Holdings, LLC

Clyde B. Anderson

Terrence C. Anderson

Charles C. Anderson

Hilda B. Anderson

Joel R. Anderson

Charles C. Anderson, Jr.

Charles C. Anderson, III

Harold M. Anderson

Hayley Anderson Milam

Kayrita M. Anderson

Ashley Ruth Anderson

The Ashley Anderson Trust

Terrance G. Finley

R. Todd Noden

James F. Turner

Lauren A. Anderson Irrevocable Trust

Olivia Barbour Anderson 1995 Trust

Alexandra Ruth Anderson Irrevocable Trust

First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III

First Anderson Grandchildren’s Trust FBO Hayley E. Anderson

First Anderson Grandchildren’s Trust FBO Lauren A. Anderson

Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson

Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson

Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson

Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson

Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson

The Charles C. Anderson Family Foundation

The Joel R. Anderson Family Foundation

The Clyde and Summer Anderson Foundation

Family Acquisition Holdings, Inc.

Family Merger Sub, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

098570-10-4 (Common Stock)

(CUSIP Number of Class of Securities)

Books-A-Million, Inc.

Attn: Catherine Hogewood

402 Industrial Lane

Birmingham, AL 35211

(205) 942-3737

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mary Ann Todd

Munger, Tolles & Olson LLP

355 South Grand Avenue

Los Angeles, CA 90071

(213) 683-9100

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$50,079,614	$5,819.26

*	In accordance with Exchange Act Rule 0-11(c), the filing fee of $5,819.26 was determined by multiplying by multiplying .0001162 by the aggregate Merger Consideration of $50,079,614. The aggregate Merger Consideration was calculated based on the sum of 15,409,112 outstanding shares of Common Stock as of August 1, 2015 to be acquired pursuant to the Merger multiplied by the $3.25 per share Merger Consideration.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,819.26	Filing Party: Books-A-Million, Inc.
Form or Registration No.: Schedule 14A	Date Filed: August 21, 2015

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Books-A-Million, Inc. (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Family Acquisition Holdings, Inc. (“Parent”) a Delaware corporation; (iii) Family Merger Sub, Inc. (“Sub”), a Delaware corporation and wholly owned subsidiary of Parent; (iv) Clyde B. Anderson, the Chairman of the board of directors of the Company; (v) Terrence C. Anderson a director of the Company; (vi) Anderson BAMM Holdings, LLC, a Delaware limited liability company; (vii) Charles C. Anderson; (viii) Hilda B. Anderson; (iv) Joel R. Anderson; (x) Charles C. Anderson, Jr.; (xi) Harold M. Anderson; (xii) Hayley Anderson Milam; (xiii) Ashley Ruth Anderson; (xiv) The Ashley Anderson Trust; (xv) Lauren A. Anderson Irrevocable Trust; (xvi) Olivia Barbour Anderson 1995 Trust; (xvii) Alexandra Ruth Anderson Irrevocable Trust; (xviii) First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III; (xix) First Anderson Grandchildren’s Trust FBO Hayley E. Anderson; (xx) First Anderson Grandchildren’s Trust FBO Lauren A. Anderson; (xxi) Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson; (xxii) Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson; (xxiii) Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson; (xxiv) Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson; (xxv) Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson; (xxvi) The Charles C. Anderson Family Foundation; (xxvii) The Joel R. Anderson Family Foundation; (xxviii) The Clyde and Summer Anderson Foundation; (xxix) Kayrita M. Anderson; (xxx) Charles C. Anderson, III (xxxi) Terrance G. Finley, the Chief Executive Officer and President of the Company; (xxxii) R. Todd Noden, the Chief Financial Officer of the Company; and (xxxiii) James F. Turner, Executive Vice President/Real Estate and Business Development of the Company. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated July 13, 2015 (as it may be amended from time to time, the “Merger Agreement”) among the Company, Parent, and Sub. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Sub will be merged with and into the Company and each share of Common Stock outstanding at the effective time of the merger (other than certain shares as set forth in the Merger Agreement) will be cancelled and converted into the right to receive $3.25 (the “Merger”).

The Board (other than Clyde B. Anderson and Terrence C. Anderson, who recused themselves from the vote of the Board), based in part on the unanimous recommendation of the Special Committee, has (a) determined unanimously that the Merger Agreement and the Merger are advisable, and in the best interests of, the Company’s stockholders (other than the members of the Purchaser Group or any person that the Company has determined to be a Section 16 Officer of the Company pursuant to Rule 16a-1(f) of the Exchange Act), (b) approved unanimously the Merger Agreement and the Merger, and (c) resolved unanimously to recommend that the Company’s stockholders vote “FOR” the proposal to adopt the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to the definitive version of which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Books-A-Million, Inc.

402 Industrial Lane

Birmingham, AL 35211

(205) 942-3737

(b) Securities. The subject class of equity securities is the Common Stock of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“Important Information Regarding Books-A-Million—Security Ownership of Management and Certain Beneficial Owners”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Books-A-Million—Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding Books-A-Million—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Books-A-Million—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding Books-A-Million – Company Background”

“Important Information Regarding the Purchaser Group Members, Parent and Sub”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger”

“Special Factors; Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

“Agreements Involving Common Stock – Rollover Agreements”

Annex A: Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“Agreements Involving Common Stock – Voting Agreement”

“Agreements Involving Common Stock – Rollover Agreements”

“Advisory Vote on Merger Related Compensation”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Rights of Appraisal”

Annex C: Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock”

“Important Information Regarding Books-A-Million – Transactions in Common Stock”

“Important Information Regarding Books-A-Million – Transactions Between the Company and Purchaser Group Members”

“Important Information Regarding Books-A-Million – Transactions Between the Directors and Executive Officers of the Company and the Purchaser Group Members”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger

“Special Factors—Position of Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock”

Annex A: Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock”

“Important Information Regarding Books-A-Million – Transactions in Common Stock”

“Important Information Regarding Books-A-Million – Transactions Between the Directors and Executive Officers of the Company and the Purchaser Group Members”

Annex A: Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover Agreements”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover Agreements”

“Agreements Involving Common Stock – Stockholder Agreement”

“Important Information Regarding Books-A-Million—Dividends”

“Delisting and Deregistration of Common Stock”

Annex A: Agreement and Plan of Merger

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent and Sub and the Purchaser Group Members for the Merger”

“Special Factors—Position of Purchaser Group as to Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger

“Special Factors—Position of Purchaser Group as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover Agreements”

“Agreements Involving Common Stock – Stockholder Agreement”

“Rights of Appraisal”

“Advisory Vote on Merger Related Compensation”

Annex A: Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger

“Special Factors—Position of Purchaser Group as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

Discussion Materials, dated April 15, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

Discussion Materials, dated April 29, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

Presentation, dated July 13, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B: Opinion of Houlihan Lokey Capital, Inc.

Discussion Materials, dated April 15, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

Discussion Materials, dated April 29, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

Presentation, dated July 13, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

“The Merger Agreement – Other Covenants and Agreements – Drawdown”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Books-A-Million—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”

“Agreements Involving Common Stock”

“Important Information Regarding Book-A-Million—Transactions in Common Stock”

“Important Information Regarding Books-A-Million – Transactions Between the Directors and Executive Officers of the Company and the Purchaser Group Members”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger”

“Special Factors—Position of Purchaser Group as to Fairness of the Merger”

“Special Factors—Financing—Rollover Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock – Voting Agreement”

“Agreements Involving Common Stock – Rollover Agreements”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Parent, and Sub and the Purchaser Group Members for the Merger

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

Item 13.	Financial Information

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Books-A-Million—Historical Selected Financial Information”

“Important Information Regarding Books-A-Million—Ratio of Earnings to Fixed Charges”

“Important Information Regarding Books-A-Million—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 2, 2015 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Advisory Vote on Merger Related Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of Books-A-Million, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on August 21, 2015, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated July 13, 2015 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed July 13, 2015 and incorporated herein by reference).

(a) (6) Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated July 13, 2015 and incorporated herein by reference).

(b) (1) Credit Agreement dated as of March 21, 2011, among the Company, as Lead Borrower, the other borrowers party thereto, the guarantors party thereto from time to time, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 21, 2011 and incorporated herein by reference).

(b) (2) Amended and Restated Credit Agreement dated as of June 28, 2013, among the Company, as Lead Borrower, the other borrowers party thereto, the guarantors party thereto from time to time, the lenders party thereto, Bank of America, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, Regions Bank, as Documentation Agent, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2013 and incorporated herein by reference).

(b) (3) Security Agreement dated as of March 21, 2011, among the Company, certain other subsidiaries of the Company identified therein and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed March 21, 2011 and incorporated herein by reference).

(c) (1) Opinion of Houlihan Lokey Capital, Inc. (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Discussion Materials, dated April 15, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c) (3) Discussion Materials, dated April 29, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(c) (4) Presentation, dated July 13, 2015, of Houlihan Lokey Capital, Inc. to the Special Committee.

(d) (1) Agreement and Plan of Merger, dated July 13, 2015, among the Company, Family Acquisition Holdings, Inc. and Family Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of July 13, 2015, by and among the Company, Family Acquisition Holdings, Inc. and the shareholders listed on the signature pages thereto (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 13, 2015 and incorporated herein by reference).

(d) (3) Rollover Letter, dated July 13, 2015, between Parent and the Filing Persons listed on Schedule A thereto (filed as Exhibit 19 to the Schedule 13D/A filed by Anderson BAMM Holdings, LLC on July 13, 2015 and incorporated herein by reference).

(d) (4) Form of Management Rollover Letter (filed as Exhibit 23 to the Schedule 13D/A filed by Anderson BAMM Holdings, LLC on August 18, 2015 and incorporated herein by reference).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 2015

BOOKS-A-MILLION, INC.

By:	/s/ Terrance G. Finley
Name:	Terrance G. Finley
Title:	President and Chief Executive Officer

FAMILY ACQUISITION HOLDINGS, INC.

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	President

FAMILY MERGER SUB, INC.

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	President

ANDERSON BAMM HOLDINGS, LLC

By:	/s/ Charles C. Anderson
Name:	Charles C. Anderson
Title:	Director

/s/ Charles C. Anderson
Charles C. Anderson

/s/ Hilda B. Anderson
Hilda B. Anderson

/s/ Joel R. Anderson
Joel R. Anderson

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.

/s/ Charles C. Anderson, III
Charles C. Anderson, III

/s/ Terrence C. Anderson
Terrence C. Anderson

/s/ Clyde B. Anderson
Clyde B. Anderson

/s/ Harold M. Anderson
Harold M. Anderson

/s/ Hayley Anderson Milam
Hayley Anderson Milam

/s/ Ashley Ruth Anderson
Ashley Ruth Anderson

/s/ Kayrita M. Anderson
Kayrita M. Anderson

/s/ Terrance G. Finley
Terrance G. Finley

/s/ R. Todd Noden
R. Todd Noden

/s/ James F. Turner
James F. Turner

THE ASHLEY ANDERSON TRUST

By:	/s/ Cumberland Trust Investment Company
Name:	Cumberland Trust Investment Company
Title:	Trustee

LAUREN A. ANDERSON IRREVOCABLE TRUST

By:	/s/ Martin R. Abroms
Name:	Martin R. Abroms
Title:	Trustee

OLIVIA BARBOUR ANDERSON 1995 TRUST

By:	/s/ Terrence C. Anderson
Name:	Terrence C. Anderson
Title:	Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST

By:	/s/ Charles C. Anderson
Name:	Charles C. Anderson
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By:	/s/ SunTrust Delaware Trust Company
Name:	SunTrust Delaware Trust Company
Title:	Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By:	/s/ Charles C. Anderson
Name:	Charles C. Anderson
Title:	Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By:	/s/ Joel R. Anderson
Name:	Joel R. Anderson
Title:	Chairman

THE CLYDE AND SUMMER ANDERSON FOUNDATION

By:	/s/ Clyde B. Anderson
Name:	Clyde B. Anderson
Title:	Chairman